Exhibit C
Consent of Independent Accountants

Consent of PricewaterhouseCoopers LLP

     We hereby consent to the incorporation in this annual report on Form 40-F of Fording, Inc. of our report dated January 17, 2003 relating to the consolidated financial statements, which appears in the annual report to shareholders.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

January 17, 2003